Filed by Enhance Financial Services Group Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                          Subject Company: Enhance Financial Services Group Inc.
                                                   Commission File No: 333-52762

On February 26, 2001, Enhance Financial Services Group Inc., a New York corporation, issued the following press release:

                                                   Contact:
                                                   Richard Lutenski
                                                   (212) 984-9153
                                                   Email: rlutenski@efsgroup.com

      Enhance Financial Reports Completion of Audit of Singer Subsidiary With No Exchange Ratio Adjustment

NEW YORK, February 26, 2001 - Enhance Financial Services Group Inc. (NYSE: EFS) announced that the audit of the balance sheet of its Singer Asset Finance Company, L.L.C. (Singer) subsidiary has been completed, meeting a closing condition to the forthcoming sale of Enhance to Radian Group Inc. Further, Singer's adjusted net worth reflected in the audited balance sheet is above the minimum threshold that would otherwise have required an adjustment in the merger agreement. Accordingly, the exchange ratio is fixed at .22 shares of Radian for each share of Enhance stock.

Enhance will hold the special meeting of its shareholders to vote on the merger February 27, and it is expected that shareholders will approve the transaction. The transaction is expected to close as soon as practicable following shareholder approval, with the closing tentatively planned for Wednesday, February 28.

Enhance Financial Services Group Inc. is a leading provider of credit-based insurance and financial services. Enhance Financial's subsidiaries and affiliates provide financial guaranty insurance and reinsurance and other credit-based products and services in a wide variety of domestic and international niche markets.

Detailed information about the proposed acquisition of Enhance Financial by Radian is contained in a Registration Statement filed with the Securities and Exchange Commission and in a Joint Proxy Statement/Prospectus which is included in that Registration Statement. Other materials relating to that transaction will be filed with the Securities and Exchange Commission. Investors are urged to read the
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relevant documents filed with the Securities and Exchange Commission because they contain important information.

Materials filed with the Securities and Exchange Commission are available electronically, without charge, at an Internet site maintained by the Securities and Exchange Commission. The address of that site is http://www.sec.gov. In addition, Radian and Enhance Financial have sent the Joint Proxy
Statement/Prospectus to their stockholders and will make copies available to others, without charge, upon request.

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